February 25, 2019

Bruno Wu
Chief Executive Officer
Ideanomics, Inc.
No. 4 Drive-in Movie Theater Park
No. 21 Liangmaqiao Road, Chaoyang District
Beijing 10015
People's Republic of China

       Re: Ideanomics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Amended December 14, 2018
           Form 10-Q for the Quarter Ended September 30, 2018
           Filed November 14, 2018
           Response Dated December 14, 2018
           File No. 001-35561

Dear Mr. Wu:

       We have reviewed your December 14, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 14, 2018 letter.

Form 10-Q for the Quarter Ended September 30, 2018

1. Organization and Principal Activities, page 10

1. Please disclose your significant judgments and analysis in evaluating whether you control the consumer electronics and crude oil inventories provided by your suppliers prior to their transfer to the customers. Refer to paragraphs 25, 37A and 38 of ASC 606-
       10-55.
 Bruno Wu
Ideanomics, Inc.
February 25, 2019
Page 2
      In this regard, the indicators in ASC 606-10-55-39 may be more or less relevant to the assessment of control. In particular, we note your lack of latitude in pricing crude oil, considering that crude oil pricing is established through market indices and benchmarks.


20. Subsequent Events, page 32

2. As disclosed in your previous Form 10-Q, effective July 11, 2018, you entered into a
      Purchase and Sale Agreement with the State of Connecticut, to purchase the University of
      Connecticut Greater Hartford Campus for $5.2 million. Please tell us how the transaction was reported in your financial statements for the quarter ended September 30, 2018.
Comparison of Three Months Ended September 30, 2018 and 2017, page 38

3. We note your disclosure that "all revenues for the three months ended September 30, 2018 were generated by consumer electronics trading business in (y)our Wecast segment."
      However, we also note that your third quarter revenues were only $43.7 million, compared to $132 million during the immediately preceding quarter when you had attributed your revenue growth "mainly due to (y)our expanding business of crude oil trading initiated in October 2017." Please disclose the causes for the material business contraction during the third quarter as compared to the second quarter of 2018 and relative to your year-to-date revenues.
       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3361 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney
Advisor, at 202-551-3415 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameBruno Wu
                                                           Division of
Corporation Finance
Comapany NameIdeanomics, Inc.
                                                           Office of
Telecommunications
February 25, 2019 Page 2
cc:       Susan Gault-Brown
FirstName LastName